

August 2, 2013

Via E-mail
David Nass
President and Chief Executive Officer
UBS Commercial Mortgage Securitization Corp.
c/o Deutsche Bank Trust Company Americas as Certificate Administrator
1761 East St. Andrew Place
Santa Ana, CA 92705

> **Re:** **UBS Commercial Mortgage Trust 2012-C1**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **Form 10-D for the Monthly Distribution Period from June 13, 2013 to July 12, 2013**
> **Filed July 24, 2013**
> **File No. 333-177354-01**

Dear Mr. Nass:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 31

1. Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 15d-14(d). We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii). Specifically, the title of the certification includes language that is not part of Item 601(b)(31)(ii), your introductory sentence includes the title of the certifying individual and your first paragraph does not identify the issuing entity. Please confirm that in future filings your certification will conform to the specific form and content provided in Item 601(b)(31)(ii).

Exhibit 33

2. We note that Deutsche Bank Trust Company Americas ("Deutsche Bank") serves as trustee with respect to the transaction. We also note that Deutsche Bank's report on their assessment of compliance with applicable servicing criteria states that Item 1122(d)(2)(iii) is excluded from the applicable servicing criteria because Deutsche Bank has concluded that it is not applicable to the activities that it performs with respect to the platform. However, the chart set forth on Schedule II to the pooling and servicing agreement shows that for this transaction the trustee is one of the entities responsible, as applicable, for the criteria in Item 1122(d)(2)(iii). Based on Section 4.07 of the applicable pooling and servicing agreement it appears that Deutsche Bank may be assigned activities that may fall under the servicing criteria in Item 1122(d)(2)(iii). With a view towards disclosure, please explain why Deutsche Bank did not provide an assessment with respect to Item 1122(d)(2)(iii).

Form 10-D for the Monthly Distribution Period from June 13, 2013 to July 12, 2013

Exhibit 99.1

3. We note that the distribution report of Deutsche Bank Trust Company Americas ("Deutsche Bank"), included as an exhibit to the Form 10-D, includes a footnote indicating that it is conclusively relying upon information provided by third parties, has not independently verified any of that information and makes no representations as to the completeness, reliability, accuracy or suitability of such information. This statement seems to act as a disclaimer, which seems inconsistent with Deutsche Bank's role in the servicing function and the servicing criterion in Item 1122 assigned to Deutsche Bank. It also is unclear what information in the distribution report Deutsche Bank may be responsible to confirm is complete, reliable, accurate and suitable and what information in the report is the responsibility of other entities to confirm is complete, reliable, accurate and suitable, and the identity of such entities. In light of such concerns, please explain, with a view towards disclosure, why such a disclaimer is appropriate and how Deutsche Bank is capable of providing their assessment of compliance with the servicing criteria applicable to them if they have not confirmed the completeness, reliability, accuracy or suitability of information received from third parties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Stasny at 202-551-3674 or me at 202-551-3225 if you have any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel